UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                     )*
Focus Media Holding Limited

(Name of Issuer)
Ordinary Shares, par value $0.00005 per share
American Depositary Shares, evidenced by American Depositary
Receipts, each representing five Ordinary Shares

(Title of Class of Securities)
G3610R109 (Ordinary Shares)
34415V109 (American Depositary Shares)

(CUSIP Number)

Qin Xuetang	With a copy to:
Fosun International Limited	John Haveman
Room 808	Faegre & Benson LLP
ICBC Tower	2200 Wells Fargo Center
3 Garden Road	90 S. Seventh Street
Hong Kong	Minneapolis, MN 55402
China	(612) 766-8705
(86) 021-63325063

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 16, 2008
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3610R109 34415V109

1	NAME OF REPORTING PERSON Fosun International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong, China

	7	SOLE VOTING POWER

NUMBER OF		86,312,390*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		86,312,390*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

86,312,390*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.33%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*Number of shares is number of Ordinary Shares. Fosun International Limited (“Fosun International”) holds 17,262,478 American Depositary Shares (“ADSs”), each representing 5 Ordinary Shares. Percent of class is based on 647,503,412 Ordinary Shares reported as issued and outstanding at March 31, 2008 in the Issuer’s Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 6, 2008.

Item 1. Security and Issuer
     This Schedule 13D relates to Ordinary Shares, par value $0.00005 per ordinary share (the “Ordinary Shares”), and American Depositary Shares, as evidenced by American Depositary Receipts, each representing five Ordinary Shares (the “ADSs”) of Focus Media Holding Limited (the “Issuer”), a corporation organized under the laws of the Cayman Islands. The ADSs are listed on the NASDAQ Global Select Market under the symbol “FMCN.” The principal executive offices of the Issuer are located at 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, People’s Republic of China.
Item 2. Identity and Background
     (a) – (c), (f). This Schedule 13D is filed by Fosun International Limited (“Fosun International”), a corporation organized under the laws of Hong Kong, China. The principal business address for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Hong Kong, China. The principal businesses of Fosun International include: (i) pharmaceuticals; (ii) property development; (iii) steel; (iv) mining; (v) investments in retail business; (vi) financial services and strategic investments, which operate through its subsidiaries. Fosun International is a subsidiary of Fosun Holdings Limited (“Fosun Holdings”), which in turn is a subsidiary of Fosun International Holdings Ltd (“Fosun International Holdings”). Fosun International Holdings is controlled by Mr. Guo Guangchang. The place of organization, principal business address and principal business of Fosun Holdings and Fosun International Holdings are set forth in Exhibit 99.1, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of Mr. Guo Guangchang and each director and executive officer of Fosun International is set forth in Exhibit 99.1.
     (d) – (e). During the last five years, neither Fosun International nor any person named in Exhibit 99.1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Fosun International purchased the ADSs that are the subject of this statement with a portion of the proceeds of its initial public offering.
Item 4. Purpose of Transaction
     Fosun International acquired the ADSs that are the subject of this Schedule 13D for investment purposes. Fosun International will continue to evaluate its ownership and voting position in the Issuer and may consider and pursue the following future courses of action, among others: (i) continuing to hold the ADSs for investment; (ii) acquiring additional ADSs or Ordinary Shares in the open market or in privately negotiated transactions; or (iii) disposing of all or a portion of the ADSs in open market sales or in privately negotiated transactions. Fosun International’s future actions with regard to this investment will be dependent upon its review and evaluation of numerous factors, including the price levels of the Issuer’s ADSs and Ordinary Shares; the Issuer’s business, financial condition, operating results and prospects; general market and economic conditions; and the relative attractiveness of alternative business and investment opportunities. Consistent with its investment purpose, Fosun International or its representatives may engage in communications with other shareholders of the Issuer and members of the Issuer’s management and board of directors with regard to the business operations of the Issuer and strategies for enhancing shareholder value.
     Except as set forth above, Fosun International has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Fosun International reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified in the previous sentence.

Item 5. Interest in Securities of the Issuer
     (a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares underlying the ADSs that are beneficially owned by Fosun International as of December 22, 2008.
     (b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number and percentage of Ordinary Shares underlying the ADSs beneficially owned by Fosun International as of December 22, 2008 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.
     (c) During the past 60 days, Fosun International engaged in open market transactions involving the net purchase for cash of 17,262,478 ADSs on the dates and at the weighted average prices per ADS set forth on Exhibit 99.2, which is attached hereto and incorporated herein by reference.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Neither Fosun International nor, to Fosun International’s knowledge, any person named in Exhibit 99.1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	List of directors and executive officers of Fosun International and information regarding persons controlling Fosun International.

99.2	Information regarding transactions in Focus Media’s ADSs by Fosun International during the past 60 days.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 23, 2008
FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Qin Xuetang
Director